SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934.


    Commission File Number 1-04721


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SPRINT RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               SPRINT CORPORATION
                               6200 SPRINT PARKWAY
                             OVERLAND PARK, KS 66251








                            TOTAL NUMBER OF PAGES 29
                           EXHIBIT INDEXES AT PAGE 27

                              REQUIRED INFORMATION


1.   Opinion of Ernst & Young LLP.

2. Audited Statements of Net Assets Available for Benefits With Fund Information as of December 31, 2002 and 2001.

3. Audited Statements of Changes in Net Assets Available for Benefits With Fund Information For Each of the Years Ended December 31, 2002, 2001, and 2000.

4.   Notes to Financial Statements.

5.   Supplemental Schedules:
     -Investments as of December 31, 2002.
     -Reportable Transactions For the Year Ended December 31, 2002.

6. Exhibits:
     -Consent of Ernst & Young LLP (Exhibit 23a).
     -Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
      Section 906 of the Sarbanes - Oxley Act of 2002 (Exhibit 99).

                         SPRINT RETIREMENT SAVINGS PLAN

                               2002 ANNUAL REPORT

                                      WITH

                         REPORT OF INDEPENDENT AUDITORS

                         SPRINT RETIREMENT SAVINGS PLAN

                          Index to Financial Statements





Report of Independent Auditors



Financial Statements

o Statements of Net Assets Available for Benefits as of December 31, 2002 and
  2001

o Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002, 2001, and 2000

o Notes to Financial Statements



Supplemental Schedules

o Schedule I     Investments as of December 31, 2002

o Schedule II    Reportable Transactions for the Year Ended December 31, 2002

                         Report of Independent Auditors

The Employee Benefits Committee
Sprint Corporation

We have audited the accompanying statements of net assets available for benefits of the Sprint Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules listed in the index to the financial statements are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/ Ernst & Young LLP


Kansas City, Missouri
June 6, 2003



                                                          SPRINT RETIREMENT SAVINGS PLAN
                                                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                              (Thousands of Dollars)


                                                                           December 31,
                                                              2002                                2001
                                                        -----------------                  --------------------


PLAN ASSETS

  Investments at fair value                                  $ 1,964,788                           $ 2,844,988

  Receivables:
    Receivables for unsettled security sales                         107                                 5,276
    Transfer receivable                                              287                                 2,524
    Contributions receivable                                           1                                    17
    Other receivables                                                  3                                    95
    Accrued interest and dividend income                              19                                    61
                                                        -----------------                  --------------------
      Total assets                                             1,965,205                             2,852,961


PLAN LIABILITIES

  Benefit payment payable                                             83                                     -
  Loan repayment payable                                              24                                    66
  Accrued transfer payable                                           509                                 3,269
  Forfeiture payable                                                  10                                     -
  Accrued investment expenses                                         39                                    23
  Payable for unsettled security purchases                             -                                 1,180
  Other payables                                                     105                                     -
                                                        -----------------                  --------------------
      Total liabilities                                              770                                 4,538
                                                        -----------------                  --------------------

  Net assets available for benefits                          $ 1,964,435                           $ 2,848,423
                                                        =================                  ====================

                                      See Notes to Financial Statements.


                                                        6


                                                SPRINT RETIREMENT SAVINGS PLAN
                                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    (Thousands of Dollars)



                                                                          Years Ended December 31,
                                                            2002               2001                   2000
                                                       ----------------   ----------------     --------------------


Investment income:
  Interest                                                 $     5,704        $    17,852              $    24,677
  Dividends                                                     27,555             34,001                   99,520
  Net realized and unrealized appreciation (depreciation)
     in the fair value of investments                         (995,913)           (10,067)              (2,513,345)
                                                       ----------------   ----------------     --------------------
        Net investment income (loss)                          (962,654)            41,786               (2,389,148)

Contributions - employer (net)                                  73,947             70,624                   84,614
Contributions - employee                                       207,096            207,494                  202,145
Administrative fees                                                (33)               (24)                    (126)
Withdrawals                                                   (203,298)          (183,481)                (376,099)
Transfers from Centel ESOP                                           -                  -                   11,807
Transfers from Broadband Wireless Group and Paranet                  -                  -                   21,942
Transfers from other                                                 -                516                        -
Inter-plan fund transfers (net)                                    954              5,764                    9,199
                                                       ----------------   ----------------     --------------------
        Net increase (decrease)                               (883,988)           142,679               (2,435,666)

Net assets available for benefits:
  Beginning of year                                          2,848,423          2,705,744                5,141,410
                                                       ----------------   ----------------     --------------------

  End of year                                              $ 1,964,435        $ 2,848,423              $ 2,705,744
                                                       ================   ================     ====================


                                                       See Notes to Financial Statements.


                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN

The following brief description of the Sprint Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan document and the summary plan description for more complete information.

General

The Plan is a defined contribution plan established by Sprint Corporation ("Sprint" or the "Company") and adopted by substantially all of its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Upon its original inception in 1984, the Plan was known as the United Telecom Savings Plan and consisted of the portion now referred to as the Savings Plus Account (SPA). This account includes a qualified cash or deferred arrangement as defined in section 401(k) of the Internal Revenue Code (Code). Effective October 10, 1989, the United Telecommunications, Inc. Employee Stock Ownership Plan, now referred to as the TRASOP Account, was merged into the Plan. The TRASOP account is a defined contribution plan that invests in common stock of the Company. With the merger, the plan became known as the Sprint Retirement Savings Plan (SRSP).

At its meeting on December 14, 1999, the Sprint Board of Directors approved the merger of the Broadband Wireless Group Plans into the Plan effective as of December 31, 1999 and directed the Employee Benefits Committee to establish procedures under which the investment of contributions and account balances of participants in the Broadband Wireless Group Plans would be converted into investments under the Plan.

The Broadband Wireless Group employees include the participants in the American Telecasting, Inc. 401(k) Retirement Plan and the American Telecasting Inc. 401(k) Retirement Plan (Fresno Associates) maintained by American Telecasting, Inc., the People's Choice TV Corporation 401(k) Plan maintained by People's Choice TV Corporation, the Wireless Broadcasting Systems of America, Inc. Employees 401(k) Plan maintained by Wireless Broadcasting Systems of America, Inc., and the Wireless Holdings, Inc. 401(k) Plan and the Videotron U.S.A., Inc. 401(k) Plan maintained by Wireless Holdings, Inc.

Effective January 1, 2000, any Broadband Wireless Group employees who were eligible to participate in the above referenced Broadband Wireless Group Plans are eligible to participate in the Plan. The vesting schedules under the respective Broadband Wireless Group Plans remain in effect for company matching contributions made to the Broadband Wireless Group Plans prior to January 1, 2000. The company matching contributions made to the Plan on and after January 1, 2000 for any Broadband Wireless Group employee who had either three or more years of vesting service or less than three years of vesting service as of that date are vested in accordance with the vesting schedules in the Plan. The deferral elections made by participants under the Broadband Wireless Group Plans continue under the Plan until changed by the participants. Effective for contributions to the Plan after December 31, 1999, the investment elections of the participants in the Broadband Wireless Group Plans have been converted into respective investment elections under the Plan.

As of November 1, 2000, the Paranet Inc. 401(k)Plan (the Paranet Plan) was also merged into the Plan. Any Paranet employees who were eligible to participate in the Paranet Plan were eligible to participate in the Plan effective January 1, 1999. The investment elections of the Paranet Plan have been converted into respective investment elections under the Plan.

                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

General (Continued)

Under the Plan, separate plan provisions relate solely to the SPA, the TRASOP Account and the Centel Employees' Stock Ownership Plan (CESOP) Account.

The following information pertains only to the SPA:

Eligibility - SPA

Participation in the Plan is voluntary. Individuals employed by the Company or one of its adopting subsidiaries on a regular, full-time basis and who are not represented by a collective bargaining unit are eligible to participate immediately. If an individual is not a permanent full-time employee, the employee is eligible to participate after completing one year of service in which the employee has worked at least 1,000 hours.

Contributions - SPA

Participants can contribute up to 50% of their eligible pay to a pre-tax account, provided total contributions to the pre-tax account did not exceed annual limitations of $11,000 for the 2002 plan year and $10,500 for both the 2001 and 2000 plan years. The percentage that can be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recomputed in order to maintain compliance with the nondiscrimination provisions of the Code. The annual limitation on contributions to the pre-tax account is established under the Code. Contributions are allowed to only the pre-tax account. Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under Section 401 of the Code.

The Company makes a matching contribution to the Plan in an amount which, together with forfeitures of the Company contribution due to participants' withdrawal, equals one-half of the amount contributed by participants. Contributions in excess of 6% of each participant's eligible pay are not included in this calculation of the Company contribution. Contributions are made in Company common stock with a market value equal to the Company contribution requirement.

Effective the first quarter of the 2000 plan year, the allocation of the company matching contribution is subject to change based on the relative market capitalization of FON and PCS stocks. During the 2000 plan year, the company matching contribution invested in both FON and PCS stocks ranged from 43% to 57%. During the 2001 plan year, the company matching contribution invested in FON stock ranged from 43% to 51% and the company matching contribution invested in PCS stock ranged from 49% to 57%. During the 2002 plan year, the company matching contribution invested in FON stock ranged from 43% to 68% and the company matching contribution invested in PCS stock ranged from 32% to 57%. The allocation changes on a quarterly basis based on the relative market capitalization.

The Plan provides that the Company may provide for an optional additional company contribution each quarter. The amount of this additional contribution, if any, will be based on a quarterly comparison of the performance of the Company's common stock with the performance of common stock of other telecommunications companies. The total amount contributed by the Company under this provision will be the

                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

Contributions - SPA (Continued)

product of the additional quarterly contribution percentage multiplied by the amount contributed by participants. Participant contributions in excess of 6% of eligible pay are not included in this calculation.

Effective March 2002, participants can choose to receive Sprint FON dividends as taxable payments annually on vested FON company matching contributions and pre-2002 employee FON contributions.

In 2002, catch-up contributions were introduced to participants who were age 49 (or older) on December 31, 2001 and who were making the maximum elective contribution for the year. Participants could contribute an additional $1,000 in pre-tax contributions to their Plan Account.

Investment Funds - SPA

Participants may direct their contributions into any of twenty-five funds among the Growth Stock Funds, Dividend Growth Stock Fund, Balanced Stock Funds, Money Market Fund, Bond Funds, International Equity Funds, Small Capitalization Growth Stock Fund, Small Capitalization Value Stock Funds, Mid Capitalization Growth Stock Fund, Mid Capitalization Value Stock Fund, Equity Index Fund and Emerging Market Equity Fund, as well as the Sprint FON Stock Fund and the Sprint PCS Stock Fund. The participants may also direct their contributions into five pre-mixed portfolio investment options.

As of June 30, 2001, the Bond Fund, the Growth Stock Fund, Aggressive Growth Stock Fund, Value Stock Fund and International Stock Fund were invested in the PIMCO Total Return Investment Fund, Inc., the Fidelity Magellan Fund, Inc., the Fidelity Dividend Growth Fund, Inc., the Fidelity Equity Income Fund, Inc. and the Fidelity Overseas Fund, Inc., respectively. The Mid Capitalization Growth Stock Fund invested in the Fidelity OTC Portfolio Fund, Inc. The Interest Income Fund was managed by Fidelity Management Trust Company and was invested in a number of investment contracts issued by various insurance companies and banks and the PIMCO Low Duration Fund, Inc. as well as the PIMCO Low Duration II Fund, Inc. The U.S. Stock Index Fund invested in the Fidelity U.S. Equity Index Fund, Inc. and was also managed by Fidelity Management Trust Company.

On July 1, 2001, three existing investment vehicles in the Plan were replaced. The Interest Income Fund managed by Fidelity Management Trust Company was replaced by a PIMCO Bond Fund, i.e., PIMCO Separately Managed Portfolio,
Inc. (1 Account).   The  PIMCO  Total Return Investment Fund, Inc. was replaced by another PIMCO Bond Fund, i.e.,  PIMCO  Separately Managed Portfolio, Inc.
(B Account). A new U.S. Stock Index Fund, i.e., Barclays' Equity Index Fund, Inc., replaced the Fidelity U.S. Index Fund.

The  five pre-mixed portfolio investment options that the Plan offers are
Conservative  Growth  Portfolio,  Moderate  Growth   Portfolio, Balanced Growth
Portfolio, High Growth Portfolio and Aggressive Growth Portfolio. The Growth Stock Funds were invested in Harbor Capital Appreciation Fund, Inc. and the White Oak Growth Stock Fund, Inc. from July 2001 through December 2002. Effective

                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

Investment Funds - SPA (Continued)

December  31, 2002, Harbor Capital Appreciation Fund, Inc. and  White Oak
Growth Stock Fund were replaced by Jennison Associates LLC Separately Managed Account and Oak Associates, Ltd. Separately Managed Account, respectively. The Growth Stock Funds is also invested in the Fidelity Magellan Fund, Inc. The Large Blend Stock Fund is invested in the Fidelity Dividend Growth Fund, Inc. The International Equity Funds are invested in the Janus Aspen Worldwide Growth Fund, Inc., the Capital Guardian International Equity Fund, Inc. and the Barclays' EAFE Equity Index Fund, Inc. in addition to the Fidelity Overseas Fund, Inc. The Bond Funds are invested in the PIMCO High Yield Fund, Inc., the PIMCO Foreign Bond Fund,
Inc. and the GMO Emerging Country Debt Share Fund, Inc. in addition to the PIMCO Separately Managed Portfolio, Inc. The Balanced Stock Fund was invested in the Barclays' Russell 1000 Value Index Fund from July 2001 through
December  2002.   Effective  December  31,  2002,  the balances  and  future contributions of Barclays' Russell 1000 Value Index Fund were re-directed to Harris Associates, L.P. Separately Managed Account. The Balanced Stock Fund is also invested in the Fidelity Equity Income Fund, Inc. The Money Market Fund is invested in Barclays' Money Market Fund, Inc. The Small Capitalization Value Stock Fund was invested in the Barclays' Russell 2000 Growth Index Fund, Inc. from July 2001 through December 2002. Effective December 31, 2002, the balances and future contributions of Barclays' Russell 2000 Growth Index Fund were re-directed to Wall Street Associates Separately Managed Account. The Small Capitalization Value Stock Fund is also invested in the U.S. Small Capitalization Value Portfolio of DFA, Inc.
The Mid-Capitalization Growth Stock Fund is invested in the Fidelity OTC Portfolio, Inc. The Mid-Capitalization Value Stock Fund is invested in the American Century Equity Income Fund, Inc. And finally, the Emerging Market Equity Fund is invested in the Capital Guardian Emerging Markets Equity Fund, Inc.

Participants are able to invest their own contributions in the Sprint FON Stock Fund and/or the Sprint PCS Stock Fund. For amounts attributable to participants' own contributions, participants are also permitted to transfer their existing balances into and out of those funds.

Participants may redirect the fund in which their current contributions are invested each pay period. Participants may also transfer existing balances on any weekday except holidays or when the New York Stock Exchange is closed. Other limitations on transfers between funds apply in certain circumstances.

The following represents the number of SPA participants in each investment fund as of December 31, 2002, 2001, and 2000:

                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

Investment Funds - SPA (Continued)


                                     Number of Participants
                                          At December 31
                                      2002    2001     2000


Magellan Growth Stock Fund           29,229   31,096   29,327

Fidelity Equity Income Fund          20,062   21,143   18,815

Interest Income Fund                 22,531   23,460   22,193

PIMCO Bond Fund                      10,952   10,232    8,701

Fidelity Overseas Fund               11,096   11,810   11,355

Sprint FON Stock Fund                54,649   55,306   50,219

Sprint PCS Stock Fund                54,771   55,634   50,333

Fidelity OTC Portfolio               14,383   15,679   15,804

Fidelity Dividend Growth Fund        15,798   16,077   12,749

U.S. Stock Index Fund                10,829   11,647   11,008

Conservative Growth Portfolio           896      339      --

Moderate Growth Portfolio             1,313      525      --

Balanced Growth Portfolio             1,952      998      --

High Growth Portfolio                 1,743    1,041      --

Aggressive Growth Portfolio           2,446    1,496      --

Barclay's Money Market Fund           2,847    1,176      --

Barclays' Russell 2000 Index Fund     1,853      594      --

Barclays' EAFE Equity Index Fund        494      284      --

PIMCO High Yield Fund                 1,622      700      --

Value Stock Fund I                    1,372      620      --

Growth Stock Fund I                   1,803    1,007      --

American Century Equity Income        3,303    1,768      --
Fund

Aggressive Growth Stock Fund          2,166    1,475      --

DFA U.S. Small Capitalization         3,936    1,503      --
Value Fund


                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

Investment Funds - SPA (Continued)



                                       Number of Participants
                                            At December 31
                                      2002       2001     2000


Small-Cap Growth Stock Fund           1,136      533       --

PIMCO Foreign Bond Fund               1,719      686       --

Janus Aspen Worldwide Growth Fund     2,653    1,682       --

Capital Guardian International          913      407       --
Equity Fund

GMO Emerging Market Country Debt      2,202      456       --
Share Fund

Capital Guardian Emerging Markets       784      204       --
Equity Fund



Vesting - SPA

Participants are 100% vested in their participant contribution accounts at all times.

Effective December 1, 2001, participants have a right to their Company contributions based on a graded vesting schedule, which is: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service and 100% vested after five or more years of continuous service with the Company. Earlier vesting may occur, if while an employee of the Company, a participant (1) attains age 65, (2) incurs a permanent and total disability, or (3) dies. Special rules may provide for more rapid vesting to certain participants under vesting schedules of prior Plans.

Withdrawing participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. Such amounts are used to offset future Company contribution requirements.

Withdrawals - SPA

Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, meet "hardship" requirements defined in the Code, or become permanently and totally disabled. Withdrawals may also be made from the after-tax portion of their account and the vested portion of their Company contribution account that has been held by the Plan for two full calendar years following the year of contribution. These withdrawals may not be made more often than twice per year. The minimum withdrawal is the lesser of $1,000 or 50% of the amount that may be withdrawn.

                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002



1. DESCRIPTION OF THE PLAN (Continued)

Participant Loans - SPA

Participants may borrow the lesser of (1) one-half of the total value of their vested account balance, (2) $50,000 reduced by the highest outstanding balance of the participant's loan from the Plan during the one year period ending on the date the loan is made, or (3) the total value of their pre-tax account. The minimum loan is $1,000. Participants may have no more than two loans outstanding from the Plan at a time. Amounts borrowed by participants must be repaid within 5 years and no sooner than 6 months. In the event that the proceeds of the loan are used to acquire a participant's principal residence, the maximum repayment period may be as much as 25 years. The interest rate charged on loans is set by the Employee Benefits Committee.

The following information pertains to the TRASOP account:

Contributions - TRASOP

While it is the intention of the Company to continue maintaining the TRASOP Accounts, Company contributions to the TRASOP account were discontinued after the 1986 plan year. The Company does not intend to make any additional contributions unless favorable tax incentives supporting such contributions become incorporated into future law. Employees may continue to participate in the TRASOP. For certain plan years, the Company elected to allow eligible participants to make after-tax contributions to the Plan.

Eligibility - TRASOP

Individuals employed by the Company or one of its participating subsidiaries during 1976 through 1986 were eligible to participate in the Company contribution amount for such year, provided they had completed one year of continuous employment on or before the end of a plan year and they were still employed by the Company at the end of such year.

Investment Fund - TRASOP

Plan assets are invested solely in Company common stock except for amounts necessary to meet anticipated administrative expenses and distributions.

On December 31, 2002, there were 8,501 participants in the TRASOP FON Stock Fund and 8,567 participants in the TRASOP PCS Stock Fund. On December 31, 2001, there were 9,208 participants in both the TRASOP FON Stock Fund and the TRASOP PCS Stock Fund.

Vesting - TRASOP

Participants are 100% vested in shares of common stock allocated to their accounts at all times.

Withdrawals - TRASOP

Participants who elect may withdraw a portion or all of their TRASOP account balance while an active employee of the Company. Upon termination of employment, death, retirement, or disability, or termination of the Plan, participants may elect to withdraw their entire account balance.

                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

Effective November 1, 2000, CESOP was merged into the Plan, for nonbargaining unit employees and the Centel Retirement Savings Plan for Bargaining Unit Employees, as appropriate.

The following information pertains to the CESOP account established in the Plan as a result of this merger:

Eligibility/Contributions - CESOP

Employees of Centel Corporation during the period of January 1, 1975, through December 31, 1986, were eligible to participate in the CESOP. The Company made all contributions to the CESOP through December 31, 1986. Effective January 1, 1987, concurrent with the effective date of the Tax Reform Act of 1986, contributions to the CESOP ceased.

Investment Fund - CESOP

Prior to March 9, 1993, CESOP assets were invested solely in company common stock except for amounts necessary to pay dividend distributions, anticipated expenses of the CESOP and fractional share distributions. Effective with the March 9, 1993, merger of Centel and Sprint, each share of Centel common stock was exchanged for 1.37 shares of Sprint common stock. As a result of recapitalization of Sprint common stock on November 23, 1998, the Northern Trust Company, the recordkeeper of the CESOP, adjusted the market value of the Sprint common stock by allocating 89% of the total balance to the Sprint FON stock and 11% to the Sprint PCS stock. Effective with the November 1, 2000 plan merger, Sprint FON stock in the CESOP was transferred to Sprint FON CESOP Stock Fund and Sprint PCS stock in the CESOP was transferred to Sprint PCS CESOP Stock Fund, respectively.

On December 31, 2002, there were 495 participants in the Sprint FON CESOP Stock Fund and 470 participants in the Sprint PCS CESOP Stock Fund. On December 31, 2001, there were 505 participants in both the Sprint FON CESOP Stock Fund and the Sprint PCS CESOP Stock Fund.

Vesting - CESOP

Participants are 100% vested in their account balances at all times.

Withdrawals - CESOP

Effective 11/1/2000, participants who elect may withdraw all or a portion of their CESOP account balance while an active employee of the Company. Upon termination of employment, retirement, death, total and permanent disability, or upon termination of the Plan, participants may elect to withdraw their entire account balance.

Dividends paid on shares held in the CESOP account were distributed to participants quarterly in 2001 and annually in 2000. Dividends were distributed annually in 2002.

                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


1. DESCRIPTION OF THE PLAN (Continued)

Participant Accounts - CESOP

A separate account is maintained for each participant in the CESOP account. Each participant's account is adjusted for (a) company contributions on behalf of the participant, (b) the participant's share of any investment income or loss, and
(c) withdrawals.

The following information pertains to SPA and TRASOP accounts:

Participant Accounts

A separate account is maintained for each participant in the Plan. Each participant's account is adjusted for (a) Company contributions on behalf of the participant, (b) the participant's contributions to the Plan, including rollover contributions, (c) the participant's share of any investment income or loss, (d) withdrawals, (e) loans, and (f) forfeitures of Company contributions due to the participant's withdrawal.

Administration and Plan Expenses - SPA, TRASOP and CESOP

The Plan is administered by the Employee Benefits Committee of Sprint. Administrative and investment expenses of the SPA are expenses of the Plan, and except to the extent paid by the Company, are paid out of the trust. Certain administrative charges for employee loans are borne by the participants with outstanding loans. The Company may recover TRASOP administrative costs from the Plan, directly or by reduction of TRASOP dividends, subject to limitations provided in the Code and the Plan. The Plan reimbursed the Company for TRASOP administrative expenses of $23,000 for 2002, $26,000 for 2001 and $25,000 for 2000.

Termination

Although the Company has not expressed an intention to terminate the entire Plan, it reserves the right to amend or terminate the Plan at any time. Should the entire Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.

                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Plan:

Valuation of Investments

Investments of the Plan are valued at fair value. The fair value of the common stock is based on the value of the last reported sale in the active market they are traded in on the last business day of the year. The fair value of equity mutual funds and bond mutual funds is valued at the redemption price. The fair value of the short term investments is estimated at cost plus accrued interest. Notes receivable from participants are valued at their principal balance.

Interest and Dividend Income, Interest Expense

Dividend income is recorded on the ex-dividend date. Income from the investments is recorded as earned on an accrual basis. Interest expense on the note payable is recorded on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 22, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Withdrawals

Withdrawals, other than cash, are recorded at the fair market value of the assets on the date of distribution.

Reclassification

Certain prior-year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the net assets available for benefits or the change in net assets available for benefit as previously reported.

                         SPRINT RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                                December 31, 2002

3.  INVESTMENTS

      The Plan's investments are held by the Fidelity Management Trust Company of Boston, Massachusetts, as trustee. The following table presents the Plan investments that represent 5% or more of the Plan's net assets available for benefits.



                                                                              (Thousands of Dollars)
                                                                                   December 31,
                                                                         2002                        2001
                                                                    ----------------            ---------------

      Investments at Fair Value as
      Determined by Quoted Market Price:
              Sprint FON Common Stock                                     $ 525,501                  $ 692,645
              Sprint PCS Common Stock                                       187,182                    720,086
              Fidelity Magellan Fund, Inc.                                  320,512                    440,599
              Fidelity Equity Income Fund, Inc.                             155,730                    192,467
              PIMCO Separately Managed 1 Account                            266,953                    270,196



                                               SPRINT RETIREMENT SAVINGS PLAN
                                               Notes to Financial Statements
                                                     December 31, 2002

     3.  INVESTMENTS (Continued)

        During 2002, 2001 and 2000, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in value as follows:



        Net Realized and Unrealized Appreciation                           (Thousands of Dollars)
        (Depreciation) in Value                                           Years Ended December 31,
                                                            2002                    2001                    2000
                                                      ------------------      ------------------      ------------------


        Investments at Fair Value as Determined
              by Quoted Market Price:
                   Common stock:
                       Sprint Corporation - SPA:
                           Sprint FON                         $(146,222)               $ (4,394)           $ (1,297,568)
                           Sprint PCS                          (554,877)                104,271                (623,199)
                       Sprint Corporation - TRASOP              (94,299)                 12,220                (414,943)
                       Sprint Corporation - CESOP                (3,806)                    502                  (3,700)
                   Equity mutual funds                         (203,954)               (134,089)               (171,204)
                   Bond mutual funds                             22,063                  14,717                   2,959
                   Equity index fund                            (13,018)                 (3,375)                 (5,690)
                   Other                                         (1,800)                     81                       -
                                                      ------------------      ------------------      ------------------

                                                              $(995,913)              $ (10,067)           $ (2,513,345)
                                                      ==================      ==================      ==================


                                                 SPRINT RETIREMENT SAVINGS PLAN
                                                 Notes to Financial Statements
                                                       December 31, 2002

    4 NON-PARTICIPANT DIRECTED INVESTMENTS

      The funds comprised of Company stock (FON Stock Fund and PCS Stock Fund) include both participant-directed and nonparticipant-directed amounts. Information regarding the changes in net assets relating to these funds in total is as follows:



                                                                                   (Thousands of Dollars)
                                                                                   Year Ended December 31
                                                                   2002                    2001                 2000
                                                             ------------------      -----------------     ----------------

      Investment income:
        Interest                                                    $    1,859            $     2,476          $     2,671
        Dividends                                                       14,118                 13,689               13,693
        Net realized and unrealized appreciation (depreciation)
           in the fair value of investments                           (701,100)                99,858           (1,920,767)
                                                             ------------------      -----------------     ----------------

              Net investment income (loss)                            (685,123)               116,023           (1,904,403)

      Contributions - employer (net)                                    75,773                 74,476               84,052
      Contributions - employee                                          45,458                 58,441               74,764
      Administrative fees                                                   (5)                    (4)                 (18)
      Withdrawals                                                      (52,117)               (68,678)            (188,975)
      Inter-plan fund transfers (net)                                      269                  3,136                6,830
      Intra-plan fund transfers (net)                                     (731)               (13,968)              23,399
                                                             ------------------      -----------------     ----------------
              Net increase (decrease)                                 (616,476)               169,426           (1,904,351)

      Net assets available for benefits:
        Beginning of year                                            1,266,109              1,096,683            3,001,034
                                                             ------------------      -----------------     ----------------

        End of year                                                 $  649,633            $ 1,266,109          $ 1,096,683
                                                             ==================      =================     ================


Of the above net assets, information about the net assets of the nonparticipant-directed investments is as follows:


                                                                       (Thousands of Dollars)
                                                                            December 31,
                                                                   2002                    2001
                                                             ------------------      -----------------

Net Assets:
Sprint Corporation - SPA:
      FON Stock Fund                                            $      334,419          $     423,892
      PCS Stock Fund                                                    78,145                298,361




                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 2002



  5. RELATED PARTY TRANSACTIONS

     Non-participant directed contributions are made directly to the FON and PCS stock funds. In addition, participants can elect to contribute a percentage of their contribution to these funds. In 2002, approximately $52 million and $69 million were contributed to the FON and PCS stock funds, respectively. In 2001, approximately $55 million and $78 million were contributed to the FON and PCS stock funds, respectively. In 2000, approximately $69 million and $89 million were contributed to the FON and PCS stock funds, respectively.

                             SUPPLEMENTAL SCHEDULES


                                                                                                                    Schedule I
                                                                                                                   Page 1 of 2
                                                          SPRINT RETIREMENT SAVINGS PLAN
                                                                    Investments
                                                                 December 31, 2002


                                                                                           (Thousands of Dollars)
                                                                                                                  Fair
               Identity of Issue                                                       Cost                       Value
        ---------------------------------                                       --------------------       --------------------

        Common stock:
                Sprint Corporation - SPA:
                            Sprint Corporation - FON**                                    $ 635,802                  $ 435,231
                            Sprint Corporation - PCS**                                      560,424                    174,372
                Sprint Corporation - TRASOP:
                            Sprint Corporation - FON**                                       53,024                     86,809
                            Sprint Corporation - PCS**                                        8,483                     12,300
                Sprint Corporation - CESOP:
                            Sprint Corporation - FON**                                        2,045                      3,461
                            Sprint Corporation - PCS**                                          259                        510
                                                                                --------------------       --------------------
                    Total common stock                                                    1,260,037                    712,683

        Equity mutual funds:
                Fidelity Magellan Fund, Inc. **                                             390,527                    320,512
                Fidelity Dividend Growth Fund, Inc. **                                       97,509                     80,055
                Fidelity Equity Income Fund, Inc. **                                        178,452                    155,730
                Fidelity OTC Portfolio Fund, Inc. **                                        126,207                     69,456
                Fidelity Overseas Fund, Inc. **                                              52,004                     33,994
                Capital Gardian International Equity Fund                                     1,894                      1,682
                Capital Gardian Emerging Market Equity Fund                                   1,391                      1,231
                Jennison Associates LLC Separately Managed Account                            3,814                      3,814
                Janus Aspen Worldwide Growth Fund                                             4,228                      3,394
                Oak Associates, Ltd. Separately Managed Account                               3,522                      3,522
                American Century Equity Income Fund                                          12,517                     11,794
                DFA U.S. Small-Cap Value Portfolio                                           16,616                     13,384
                Barclays' Russell 2000 Index Fund                                             4,033                      3,504
                Barclays' EAFE Equity Index Fund                                                606                        521
                Harris Associates, L.P. Separately Managed Account                            2,563                      2,563
                Wall Street Associates Separately Managed Account                             1,796                      1,796
                                                                                --------------------       --------------------
                    Total equity mutual funds                                               897,679                    706,952

        Bond mutual funds:
                PIMCO High Yield Fund                                                         3,212                      3,122
                PIMCO Foreign Bond Fund                                                       4,141                      4,165
                GMO Emerging Country Debt Share Fund                                          7,065                      6,880
                PIMCO Separately Managed 1 Account                                          243,726                    266,953
                PIMCO Separately Managed B Account                                           67,726                     75,617
                                                                                --------------------       --------------------
                    Total bond mutual funds                                                 325,870                    356,737

        U.S. Stock index fund:
                Barclays' Equity Index Fund                                                  60,833                     47,131





                                                                                                                    Schedule I
                                                                                                                   Page 2 of 2
                                                          SPRINT RETIREMENT SAVINGS PLAN
                                                                    Investments
                                                                 December 31, 2002

                                                                                           (Thousands of Dollars)
                                                                                                                  Fair
               Identity of Issue                                                       Cost                       Value
        ---------------------------------                                       --------------------       --------------------


        Short-term investments:
                Barclays' Money Market Fund                                                  30,199                     30,199
                Fidelity Investment Cash Portfolio **                                        16,082                     16,082
                Fidelity Retirement Market Account**                                             68                         68
                                                                                --------------------       --------------------
                    Total short-term investments                                             46,349                     46,349

        Other:
                Conservative Growth Portfolio                                                $2,516                     $2,542
                Moderate Growth Portfolio                                                     2,972                      2,951
                Balanced Growth Portfolio                                                     5,494                      5,181
                High Growth Portfolio                                                         4,712                      4,237
                Aggressive Growth Portfolio                                                   4,203                      3,637
                                                                                --------------------       --------------------
                    Total other investments                                                  19,897                     18,548

        Notes receivable from participants                                                   76,388                     76,388
                                                                                --------------------       --------------------

        Total Investments                                                               $ 2,687,053                $ 1,964,788
                                                                                ====================       ====================


          **    Indicates party-in-interest to the Plan.



                                                        24


                                                                    Schedule II

                         SPRINT RETIREMENT SAVINGS PLAN
                             REPORTABLE TRANSACTIONS
                      For the Year Ended December 31, 2002
                             (Thousands of Dollars)








NO REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2002.

                         SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension & Savings Trusts Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                              Sprint Retirement Savings Plan


Date:     June 24, 2003       By: /s/ Gene Betts
                              ----------------------------------------
                                  Gene Betts
                                  Pension & Savings Trusts Committee Member

                        EXHIBIT INDEX


Exhibit Number                                             Page



  23a         Consent of Ernst & Young LLP                  28

  99          Certification in Compliance with 18 U.S.C.    29
              Section 1350 as Adopted Pursuant to
              Section 906 of the Sarbanes-Oxley Act of
              2002.